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SEC FILE NUMBER
8-21979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07-01-2025 (MM/DD/YY) AND ENDING 06-30-2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pactolus Capital Partners

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8614 Westwood Center Drive, Suite 620
(No. and Street)

VIENNA	VA	22182
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GERY SADZEWICZ	815-782-1250	gery@gscomplianceconsulting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver and Tidwell, L.L.P.
(Name – if individual, state last, first, and middle name)

2821 West Seventh Street, Suite 700	FORT WORTH	TX	76107
(Address)	(City)	(State)	(Zip Code)

10/14/2003	410
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, ALAN M. HARTER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PACTOLUS CAPITAL PARTNERS as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PUBLIC

PACTOLUS CAPITAL PARTNERS

FINANCIAL STATEMENT
JUNE 30, 2026
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed as a public document pursuant to Rule 17a-(5)(d) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS

One Pennsylvania Plaza, Suite 2800
New York, New York 10119
212-695-5003

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Pactolus Capital Partners

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pactolus Capital Partners ("the Firm") as of June 30, 2026, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Firm as of June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Pactolus Capital Partners in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Firm's auditor since 2021.

New York, New York
September 28, 2026

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2026

ASSETS		
Cash and cash equivalents	$	183,419
Commissions and fees receivable		269,437
Legacy commissions receivable		735
Note receivable - related party		129,995
Investments - related party		105,855
Right of use asset		285,961
Other assets		915
TOTAL ASSETS	**$**	**976,317**
LIABILITIES AND MEMBER'S EQUITY		
Deferred revenue		10,000
Payable to affiliated entities		111,344
Lease liability		285,943
TOTAL LIABILITIES	**$**	**407,287**
MEMBER'S EQUITY		**569,030**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**976,317**

The accompanying notes are an integral part of the financial statement.

NOTES TO THE FINANCIAL STATEMENT

FOR THE YEAR JUNE 30, 2026

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies of Pactolus Capital Partners, (the "Firm") consistently applied in the preparation of the accompanying financial statements is provided below:

a. Nature of Operations — The Firm was formed as a limited liability company in the state of Delaware. The Firm was formed as a securities broker dealer and is a registered securities broker and dealer. The Firm is engaged as a placement agent as well as a wholesaler of variable life insurance products, annuities and mutual funds and provides advisory services.

b. Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

c. Cash Equivalents —The Firm considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

d. Use of Estimates —The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, fair value, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

e. Concentrations of Credit Risk —The Firm places its cash in accounts with a local financial institution. As of June 30, 2026, the Firm did have amounts more than insured limits. The Firm monitors the risk for potential losses with its financial institution.

f. Commissions and Fees Receivable — Commissions and Fees Receivable consist of commissions, fees and other amounts owed to the Firm in connection with its placement agency business. The commissions and fees receivable balance at the beginning of the year was $245,361.

g. Legacy Commissions Receivable — Legacy Commissions Receivable consists of commissions, fees and other amounts owed to the Firm in connection with the Firm's business as a wholesaler of variable life insurance products, annuities, and mutual funds. The accounts receivable balance at the beginning of the year was $1,091.

h. Credit Loss Allowance – An allowance for credit losses is based on the Firm's expectation of the collectability of financial instruments carried at amortized cost, including other receivables utilizing the CECL framework. The Firm considers factors such as historical experience, credit quality, age of balance and current and future economic conditions that may affect the Firm's expectation of collectability in determining the allowance for credit losses. The Firm's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual agreement and expectation of collection in accordance with industry standards. There are no collections due that were past 90 days as of June 30, 2026. As of June 30, 2026, no allowance was needed

as the receivables were fully collectible. There were no receivables balances charged off during the year ended June 30, 2026.

i. Investments - The Firm is invested in an equity investment that does not have a readily determinable fair value and is reported at cost adjusted for observable transactions and impairment. See Note 3.

j. Revenue Recognition — Revenue from contracts with customers includes commissions income and fees from monitoring, commission, administrative, performance, due diligence, and arrangement services to customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Firm's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Monitoring, Commission and Administrative Fees: The Firm provides investment services for certain customers. The Firm believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Firm. Fee arrangements are based on a fixed fee or a percentage of an underlying amount as stipulated by the contract. Fees are recognized on a quarterly basis and are recognized in the period for which the monitoring, commission, and administrative services are provided.

Due Diligence Fees: The Firm provides marketing, due diligence, consulting, and arrangement services to customers. These fees are generated from the following activities: soliciting of investors for those customers that desire to raise capital through fund commitments, introducing clients to new investment opportunities and providing diligence and negotiation services of certain investment transactions for a fee as defined by the contract. The Firm recognizes revenue at the point in time that performance under the agreement is completed, which in certain cases is the placement and acceptance of the investor by the customer, the closing date of the capital raise or at the time of purchase of the works of fine art.

Performance and Arrangement Fees: The Firm also earns fees that vary based on the specific performance measures as defined by the contract. These fees are earned once the specific performance measures are known and calculated. These performance-based fees are considered variable consideration as the uncertainty is dependent on the market value of the assets (or net asset value) at future points in time which are highly susceptible to factors outside of the Firm's control. Revenues are recognized once it is probable that a significant reversal will not occur. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. The Firm acts as the principal in certain transactions related to earning performance fees from underlying investments managed. When acting as the principal the Firm recognizes revenue and related expenses on a gross basis on the accompanying statement of operations.

Other Advisory Income and Reimbursement: The other advisory income and reimbursements are expenses incurred by the Firm. These expenses are paid back from the clients to the Firm per agreement between the client and the Firm.

Legacy Commissions: The Firm receives commissions from the sale of variable annuity contracts. The Firm's performance obligation under the annuity contract is satisfied on the trade execution date and in certain cases when the commissions are remitted up-front by the insurance company, the revenue is recognized on the trade date. Commissions not remitted up-front by the insurance company are designated as trail commissions and are considered variable consideration as the uncertainty is dependent on the market value of the annuity (or net asset value) at future points in time which are highly susceptible to factors outside of the Firm's control. The Firm does not recognize trail commission revenue until it is probable that a significant reversal will not occur, which in certain cases is when the trail commissions are remitted to the Firm from the insurance company.

k. Deferred Revenue - In October 2025, the Firm received an advance payment of $40,000 for administrative services covering the first four quarters of the contract. This advance fee is amortized straight-line over a one-year period. Following the initial four quarters, fees are due quarterly in arrears until the fund is dissolved and wound up. As of June 30, 2026, the Firm recorded $10,000 in Deferred Revenue.

l. Reportable Segment – The Firm has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1. The Firm's Chief Operating Decision Maker ("CODM") is its Chief Executive Officer. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on net income and total assets which are the same amounts in all material respects as those reported on the Statement of Operations and Statement of Financial Condition. There is no material impact on the Firm's financial statements.

m. Recently Adopted Accounting Guidance – The Firm has evaluated recently issued accounting pronouncements and concluded that there are no recently adopted or issued standards, not yet effective, that are expected to have a material impact on the Firm's financial statements.

NOTE 2: NOTE AND INTEREST RECEIVABLE

The Firm holds a demand line of credit agreement, dated January 1, 2026, with Pactolus Income Opportunities LLC. The line of credit specifies no minimum or maximum borrowing limits and has no stated maturity date. All outstanding principal and accrued interest are due and payable immediately upon written demand by the Firm.

The line of credit bears interest at a floating rate equal to the monthly Short-Term Applicable Federal Rate ("Short-Term AFR") for demand loans, published by the Internal Revenue Service pursuant to Internal Revenue Code §7872. Interest is calculated monthly based on the actual number of days elapsed over a 365-day year.

As of June 30, 2026, the total carrying value of the line of credit was $129,995, which consisted of $128,276 in outstanding principal and $1,719 in accrued interest receivable. Because the balance is payable upon demand, the entire amount is included within note receivable on the statement of financial condition.

The Line of Credit is performing in accordance with its contractual terms and is considered fully collectible. Accordingly, no allowance for credit losses has been recorded as of June 30, 2026. Subsequent to year-end, the borrower paid $55,000 to reduce the outstanding balance.

NOTE 3: INVESTMENTS

The Firm has an investment in Pactolus Income Opportunities LLC ("PIO"). The PIO investment objective is to seek income by providing a credit facility to Advanced Plus Deal 1, LLC a New York limited liability company managed by Advanced Plus LLC ("Advance Plus"), and to receive interest from this credit facility, as well as the participation in certain fees received by Advanced Plus LLC ("Advance Plus SPV"). The investment strategy is to provide a credit facility to Advanced Plus SPV to fund, at the direction of Advanced Plus, the acquisition of future Commission Receivables on supplemental health care policies sold by insurance agencies and agents under an Independent Marketing Organization (*"IMO"*) with whom Advanced Plus has an agreement. These Commission Receivables represent the future cash flows (*"Commission Income"*) that, under the normal course of business, would be due to the selling IMO after the sale of a supplemental health care policy, and which are funded from the premiums paid by the policyholder over the life of the policy. The Firm has fully funded its $150,000 commitment in PIO. The CEO of the Firm is the Manager of PIO and exercises exclusive and complete control of PIO. See Note 7.

Even though the Firm has influence over PIO, the fair value of these investments is not readily determinable, and PIO is not an investment company in accordance with Financial Accounting Standards Board (FASB) ASC Topic 946. Therefore, U.S. GAAP requires the Firm to account for its investment in PIO at cost less impairment, adjusted for any observable transactions.

As of June 30, 2026, the Firm's cumulative contributions, net of distributions, were $143,126. Management evaluated the investment for impairment as of June 30, 2026, and determined that no additional impairment was necessary. The investment reflects a cumulative impairment charge of $37,271 recognized in prior periods. The determination of impairment is a significant estimate and the amount ultimately received on the investment may be materially different from the amount recorded.

The Firm holds minority interests in NH2 Management LLC (5% ownership) and Matte Property Group LLC (10% ownership) and accounts for the investments at cost, which approximates fair value. Given that both investments required no initial contribution or future commitments and the Firm has received no cash distributions to date, there is no impact to the accompanying financial statements.

NOTE 4: FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

FASB establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). The three levels of the fair value hierarchy under this guidance are described below:

- Level 1 inputs: Unadjusted, quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 inputs: Inputs (other than quoted market prices included within Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.
- Level 3 inputs: Prices or valuations that require unobservable inputs that are significant to the fair value measurement. The inputs used for the determination of fair value require significant judgment or estimation by the Firm. The types of investments which would generally be included in this category include debt and equity instruments issued by private entities. Fair value measurements of private equity investments are based primarily on valuation models, discounted cash flow models, or other valuation techniques that are believed to be used by market participants.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In accordance with the fair value guidance, valuation techniques used for assets and liabilities accounted for at fair value are generally categorized into three types:

Market approach valuation techniques use prices and other relevant information from market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparable and matrix pricing. Comparable valuation analysis utilizes market multiples; these multiples often vary across a broad range for each individual asset. The selection of where within the range the appropriate multiple falls requires judgment, considering both quantitative and qualitative factors specific to the measurement. Matrix pricing is a mathematical technique used principally to value certain securities without relying exclusively on quoted prices for the specific securities but comparing the securities to benchmark or comparable securities.

Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present amount, or a discounted amount. These techniques rely on current market expectations of future amounts. Examples of income approach valuation techniques include present value techniques; option-pricing models, binomial or lattice models that incorporate present value techniques; and the multi-period excess earnings method.

Cost approach valuation techniques are based upon the amount that, at present, would be required to replace the service capacity of an asset, or the current replacement cost. That is, from the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility.

The three approaches described within this guidance are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used. The selection of the valuation method to apply considers the definition of an exit price and the nature of the asset being valued and significant expertise and judgment is required.

An investment without a readily determinable fair value that does not qualify for the practical expedient to estimate fair value shall be written down to its fair value if a qualitative assessment

indicates that the investment is impaired. At each reporting period, the Firm makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that the Firm considers include, but are not limited to, the following:

- A significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee
- A significant adverse change in the regulatory, economic, or technological environment of the investee
- A significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates
- A bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment
- Factors that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

If an investment without a readily determinable fair value is impaired, an investment shall include an impaired loss in net income equal to the difference between the fair value of the investment and the carrying amount. If the investment is deemed to be impaired after conducting the valuation the Firm shall estimate the fair value of the investment to determine the amount of the impairment loss.

Management performed a qualitative assessment of the PIO investment and determined impairment in prior years but no additional impairment was taken in 2026. Fair value was determined using a discounted cash flow model that is considered to be a level 3 fair value measurement. The following table includes unobservable inputs used in the valuation.

Investment	Unobservable Input	Input
PIO	Loss rate of	19% to 30%
	Scenario weighting	50%

NOTE 5: INCOME TAXES

The operating results of the Firm are included in the tax return filed by the parent. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

The Firm follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken while preparing the Firm's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Firm has no significant financial statement exposure to uncertain income tax positions as of June 30, 2026. The Firm is not currently under an income tax audit by any tax jurisdiction; however, tax years from June 30, 2023, are open for examination by tax authorities.

NOTE 6: RIGHT OF USE ASSET AND OPERATING LEASE LIABILITY

The Firm has only one operating lease with an affiliated entity, Pactolus Private Wealth Management, LLC (PPWM), for office space in Vienna, Virginia. The original lease was amended in August 2020, and a second amendment was signed in January 2025 that extended the lease term to expire in April 2032. This leasing arrangement includes an escalation clause which is recognized on a straight-line basis over the life of the lease. In accordance with FASB ASC 842, the right of use asset and lease liability were recorded at the time of adoption based on the present value of the future lease payments using a discount rate of 4%, the Firm's estimated incremental borrowing rate.

Amounts reported in the statement of financial condition as of June 30, 2026 were as follows:

Operating leases:	
Operating lease ROU asset	$ 285,961
Operating lease liabilities	$ 285,943

Supplemental cash flow information:

Cash Paid for amounts included in the measurement of lease liabilities:	
Operating cash flow from operating lease	$ 56,606
Weighted average remaining lease term:	
Operating lease	5.75 years
Weighted average discount rate:	
Operating lease	4.0%

Maturities of lease liabilities under noncancellable operating leases as of June 30, 2026 are as follows:

2027	$ 23,936
2028	$ 59,186
2029	$ 60,814
2030	$ 62,456
2031	$ 64,209
2032	$ 54,826
Total undiscounted lease payments	325,427
Less imputed interest	(39,484)
Total lease liabilities	$ 285,943

NOTE 7: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated entity, PPWM, which is related by common ownership. Under the terms of the agreement, PPWM has agreed to make available personnel, certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm. The Firm has a shared commission allocation agreement with an affiliated entity, Pactolus Performance Partners, LLC. For 2026, there was no shared commission. The amount owed by the Firm to the affiliated entities as of June 30, 2026, was $111,344.

Pactolus Holdings LLC ("PH") is the sole shareholder of the Firm. Transactions with shareholders of PH are included in revenue for the year ended June 30, 2026. As of June 30, 2026, $120,598 is included in commissions and fees receivable from the related party revenue.

The Firm has an investment in PIO. The CEO of the Firm is the Manager of PIO and exercises exclusive and complete control of PIO. The Manager is the "partnership representative" for the Internal Revenue Service purposes. In 2026, no investment income from PIO was received by the Firm. During 2026, a line of credit agreement was established with PIO. See Note 2.

NOTE 8: CONCENTRATIONS

The Firm's revenue stream is transaction based rather than recurring in nature. As a result, the Firm will have revenue concentrations year over year. During 2026, four clients comprised 50% of total revenues.

NOTE 9: RISKS AND UNCERTAINTIES

In the ordinary course of business, the Firm may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Firm's management believes that their ultimate outcome will not have a material effect on the Firm's financial position, results of operations, or net cash flows.

In the normal course of business, the Firm enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Firm's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Firm that have not yet occurred. The Firm expects the risk of future obligations under these indemnifications to be remote.

NOTE 10: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"). Under this Rule, the Firm is required to maintain a "minimum net capital" equivalent to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness" of the Firm and a ratio of "aggregate indebtedness" to "net capital" of less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital must not be withdrawn if the resulting net capital ratio would exceed 15 to 1. On June 30, 2026, the Firm had net capital of $58,425 which was $50,335 more than its required net capital of $8,090. The aggregate indebtedness to net capital was 2.0770 to 1.

NOTE 11: EXEMPTION FROM RULE 15c3-3

The Firm is exempt from Securities and Exchange Commission's Rule 15c3-3 pursuant to the exemptive provisions of Footnote 74 of SEC Release 34-70073.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated subsequent events from June 30, 2026, through September 28, 2026, the date the accompanying financial statements were available to be issued and is not aware of any material subsequent events that occurred during this period.